Mail Stop 4561

January 9, 2007

Donald R. Katz
450 South Orange Avenue
Orlando, FL 32801

      Re: **Audible, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006,
               & September 30, 2006
               File No. 000-26529

Dear Mr. Katz:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

                             Sincerely,

                             Jorge Bonilla
                             Senior Accountant